Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrator of
     the National Fuel Gas Company Tax-Deferred
     Savings Plan for Non-Union Employees:
We consent to the incorporation by reference in the Registration Statement (No. 333-102211) on Form S-8 pertaining to the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees of our report dated June 24, 2010, relating to the statements of net assets available for benefits of National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2009, which report is included in the Form 11-K of the National Fuel Gas Company Tax-Deferred Savings Plan for Non-Union Employees.

/s/ Bonadio & Co., LLP
Bonadio & Co., LLP
June 24, 2010
Williamsville, New York